Exhibit 99.1

NeuroSense Therapeutics CEO Provides Key Corporate Update Video

CAMBRIDGE, Mass., March 30, 2022 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) ("NeuroSense"), a company developing treatments for severe neurodegenerative diseases, today released a video presentation with a corporate update from its Founder and CEO Alon Ben-Noon, View video here:  https://youtu.be/MMXhD9DhPZg

Highlights of the presentation include the following:

Amyotrophic Lateral Sclerosis (ALS) Clinical Program for Lead Drug Candidate PrimeC

•	2 clinical studies commencing Q2 2022

         - Pharmacokinetic study to be conducted under an FDA IND on track to be initiated in the coming weeks

         - Phase IIb double-blind placebo controlled multinational study

•	Evaluation of PrimeC in these studies aims to confirm the synergism of the compounds in this combination drug therapy and maximize its potential therapeutic effect
•	Phase IIb study with PrimeC's unique formulation is expected to demonstrate even better results than those already demonstrated in the previous Phase IIa study which achieved its endpoints
•	Investigation of ALS biomarkers will continue in conjunction with Massachusetts General Hospital and may assist NeuroSense to increase the probability of success in a future pivotal clinical study

Pipeline and IP Coverage

•	Data are expected in Q2 2022 from a biomarker study of NeuroSense's drug candidate CogniC in the treatment of Alzheimer's disease, which may lead to a groundbreaking clinical study
•	In H2 2022 data are expected from preclinical studies of StabiliC in the treatment of Parkinson's disease, expected to lead to initiation of a Phase I/II study
•	Expansion of IP estate with a key patent granted in the US and Australia with other territories expected to follow soon

Tune into the video for more on NeuroSense's progress to date and an overview of upcoming catalysts and milestones:  https://youtu.be/MMXhD9DhPZg

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer's disease and Parkinson's disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense's strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics' current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding patent applications; the company's PrimeC development program; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183